Exhibit 99.4

FORM OF LETTER TO CLIENTS OF BROKERS AND OTHER NOMINEE HOLDERS

INTERPACE BIOSCIENCES, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights

Distributed to Stockholders and Certain Warrant Holders

of Interpace Biosciences, Inc.

January [●], 2022

To Our Clients:

Enclosed for your consideration are materials relating to a rights offering by Interpace Biosciences, Inc., a Delaware corporation (the “Company”), including the “Instructions as to Use of Interpace Biosciences, Inc. Non-Transferable Subscription Rights Certificates” (the “Instructions”). Pursuant to the rights offering, the Company is distributing non-transferable Subscription Rights (the “Subscription Rights”) to purchase shares of its common stock, par value $0.01 per share (the “Common Stock”) to eligible holders of Common Stock and to holders of outstanding warrants of the Company issued on January 25, 2017, March 22, 2017, June 21, 2017, October 12, 2017 and January 25, 2019 (the “Eligible Warrants”). The subscription rights and Common Stock are described in the Company’s prospectus dated January [●], 2022 (the “Prospectus”). The Company requests that you carefully review the Prospectus and the Instructions, which describes the rights offering and how you can participate. Copies of the Prospectus are available on the Company’s website at www.interpace.com.

As described in the Prospectus, you will receive one subscription right for each share of Common Stock, including those underlying each Eligible Warrant (each, a “Basic Subscription Right”), owned at 5:00 p.m., Eastern Time, on January 10, 2022 (the “Record Date”). Each Basic Subscription Right will allow you to subscribe for 0.75 shares of Common Stock (the “Basic Subscription Right”) at a cash price equal to $[●] per whole share (the “Subscription Price”). In the rights offering, the Company is offering an aggregate of [●] shares of Common Stock.

You will be able to exercise your subscription rights to purchase shares of the Common Stock only during a limited period. The subscription rights will expire if not exercised prior to 5:00 p.m., Eastern Time, on [●], 2022 (the “Expiration Date”). Answers to some frequently asked questions about the rights offering can be found under the heading “Questions and Answers About the Rights Offering” in the Prospectus. Any prospective purchaser of shares of Common Stock pursuant to the exercise of the subscription rights should read the Prospectus, including without limitation the risk factors contained therein, prior to making any decision to invest in the Company.

In the event that you purchase all of the shares of Common Stock available to you pursuant to your Basic Subscription Right, you may also exercise an over-subscription right (the “Over-Subscription Right”) to purchase a portion of any shares of Common Stock that are not purchased by other holders through the exercise of their Basic Subscription Rights (the “Unsubscribed Shares”), subject to the availability and pro rata allocation of the Unsubscribed Shares among all persons exercising this Over-Subscription Right. To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Rights, then the Unsubscribed Shares will be prorated among those who properly exercised Over-Subscription Rights based on the ratio of Unsubscribed Shares requested by each such holder relative to the total amount properly requested by all holders.

You will be required to submit payment in full for all the shares you wish to buy with your Over-Subscription Right. Because we will not know the total number of Unsubscribed Shares prior to the Expiration Date, if you wish to maximize the number of shares you may purchase pursuant to your Over-Subscription Right, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock available to you, assuming that no holder other than you has purchased any shares of Common Stock pursuant to the Basic Subscription Right and Over-Subscription Right. Any excess subscription payments received by the Broadridge Corporate Issuer Solutions, Inc. (the “Subscription Agent”) will be returned, without interest, as soon as practicable.

The Company can provide no assurances that you will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of your Over-Subscription Right at the expiration of the Rights Offering. The Company will not be able to satisfy your exercise of the Over-Subscription Right if all of our holders exercise their Basic Subscription Rights in full, and we will only honor an Over-Subscription Right to the extent sufficient shares of Common Stock are available following the exercise of Subscription Rights under the Basic Subscription Rights.

●	To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Rights, then the Unsubscribed Shares will be prorated among those who properly exercised Over-Subscription Rights based on the ratio of Unsubscribed Shares requested by each such holder relative to the total amount properly requested by all holders. Any excess subscription payment received by the Subscription Agent will be returned, without interest, as soon as practicable.

●	If the total number of Unsubscribed Shares is sufficient to satisfy the exercise of all Over-Subscription Rights, each holder will be allocated the number of Unsubscribed Shares for which they subscribed. See “The Rights Offering — Subscription Rights — Over-Subscription Rights” in the Prospectus.

You are not required to exercise any or all of your Subscription Rights. If you own shares of Common Stock and do not exercise your Subscription Rights, the number of shares of our Common Stock you own will not change. However, if the rights offering is completed, and you do not exercise your Subscription Rights in full, your percentage ownership of our total outstanding Common Stock will decrease because shares will be purchased by other holders in the rights offering. Please see the discussion of risk factors related to the rights offering, including dilution, under the heading “Risk Factors—Risks Related to the Rights Offering,” in the Prospectus.

The Subscription Rights are evidenced by a Non-Transferable Subscription Rights Certificate issued to holders of record and will cease to have any value at the Expiration Date.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK OR ELIGIBLE WARRANTS CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. THE SUBSCRIPTION RIGHTS MAY BE EXERCISED ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the Prospectus. However, we urge you to read the document carefully before instructing us to exercise your Subscription Rights.

If you wish to have us, on your behalf, exercise the Subscription Rights for any shares of Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the Beneficial Owner Election form.

Your Beneficial Owner Election form should be forwarded to us as promptly as possible in order to permit us to exercise your Subscription Rights on your behalf in accordance with the provisions of the rights offering. The rights offering will expire at the Expiration Date. Please contact us for our deadline with respect to your submission of the Beneficial Owner Election form.

Additional copies of the enclosed materials may be obtained from Broadridge Corporate Issuer Solutions, Inc., the Subscription Agent for this rights offering, by calling (855) 793-5068 (toll free). Any questions or requests for assistance concerning the rights offering should be directed to the Subscription Agent.

Very truly yours,

Interpace Biosciences, Inc.